UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

From 1 January 2018 the TIM Group has been applying IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers). To permit comparison of the economic and financial results of the first nine months and the third quarter of 2018 with the corresponding period of the previous year, this press release presents the “comparable” profit and loss and balance sheet figures, formulated according to the previous accounting principles (IAS 39, IAS 18, IAS 11 and their Interpretations).

TIM’S BOARD OF DIRECTORS APPROVES THE INTERIM REPORT ON OPERATIONS AT 30 SEPTEMBER 2018

SOLID OPERATING RESULTS STRENGTHEN TIM’S LEADERSHIP IN A HIGHLY COMPETITIVE AND REGULATED MARKET

•	Group Revenues: 14.2 billion euros, +1,1% YoY (on an organic basis)

•	Group EBITDA: 6.2 billion euros, stable YoY (on an organic basis and excluding non-recurring charges and “one-offs”)

•	EBITDA – CAPEX: 3.6 billion euros (+15.7% YoY)

•	Goodwill write-down of 2 billion euros

•	Group Net Income: 1.2 billion euros (+19.1% YoY); due to the effect of the aforementioned impairment the figure is negative by approx. 800 million euros

•	Group adjusted net financial debt: 25,190 million euros (-118 million euros compared with 31 December 2017 and -1.0 billion euros compared with 30 September 2017)

Rome, 8 November 2018

TIM’s Board of Directors, chaired by Fulvio Conti, met today and approved the interim report as of 30 September 2018.

In particular, nine-months Group service revenues increased by 1.2% on an organic basis (at 13.2 billion euros) with respect to the previous year, due to the stability of the Domestic Business Unit (+0.2%) and strong growth in Brazil (+5.1%).

In Italy, the fixed segment benefited from the launch of new premium offers and the strong increase in fibre accesses, which almost doubled versus the previous year (+2.3 million lines), supporting retail and wholesale revenues (+1% and +2% respectively in the last quarter) and enabling to partially compensate the effects of the return to 30-day billing..

In the mobile segment TIM was confirmed as the operator with the greatest customer base resilience with respect to the entry of the new operator (-1.7% compared to Q2); the portability figures (MNP) also showed solid performance, reaching just -39 thousand lines since the start of the year.

These results were achieved with the support of its premium positioning, its renewed commercial offers – including those of the second brand Kena – and its fidelity programmes, that enabled TIM also to bring the share of “n-play” customers, namely those who use the entire TIM offer: voice, data, fixed, mobile and entertainment to 40%.

Organic EBITDA in the nine months totalled 6.2 billion euros and was stable with respect to the same period of 2017 (net of the non-recurring component and other “one-offs”). This result benefited from the positive effect of growth in Brazil (+12.5%) and was affected by a contained downturn in the Domestic component (-2.3%).

Net Income totalled 1.2 billion euros before the write-down on goodwill of the Domestic Business Unit, which brings the figure to a negative -0.8 billion euros. The decision to write-down the goodwill follows an impairment test and does not affect TIM’s cash flows and was due to the deterioration of the competitive and regulatory context and to the increased interest rates. The write-down does not change the strategic priorities defined in the three-year Plan and does not consider the reviews that will be brought to the Board’s approval aiming at improving operational and financial performance of the Company.

The implementation of the DigiTIM Strategic Plan continued, the positive effects of which were recorded in particular in the efficient management of Group CAPEX, amounting to 2.6 billion in the period. The investments of the Domestic Business Unit totalled 2 billion euros (-572 million euros with respect to the same period of 2017), net of the investment of 630 million euros for renewal of the 2G frequencies sustained in the third quarter of 2017, and bring the CAPEX/Sales ratio to 17.5%, in line with the long-term objectives of the Plan that have the ratio below 20%.

The Group’s organic “EBITDA – CAPEX” indicator was particularly positive, amounting to 3.6 billion euros in the first nine months of 2018, with a double-digit increase with respect to the same period of 2017 (+15.7%).

The cash flow trend was also positive, with an Operating Free Cash-Flow of 1.5 billion euros, up by 459 million euros with respect to the first nine months of 2017.

The Net Financial Position came to 25.2 billion euros, with a reduction with respect to the end of 2017 of 118 million euros and over one billion euros with respect to 30 September 2017.

Despite a complex and challenging macro-economic and market context, the first nine months of the financial year showed a solid operational management trend. Particular attention was paid to the evolution of 5G technology, which will represent a key value creation lever; on 2 October 2018 TIM was in fact awarded lots of great strategic value on all available frequencies in the 700 MHz and 3.7 and 26 GHz bands, consolidating its leadership in the sector.

***

The results of the first nine months of 2018 will be illustrated to the financial community during a conference call scheduled for 9 November at 2 p.m. (Italian time). Journalists may listen to the presentation by calling: +39 06 33485042 or +39 06 33486868. There will be no opportunity to ask questions.

The presentation slides will be available at https://www.telecomitalia.com/3Q2018/eng.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investorrelations

TIM draws up and publishes Interim Reports on Operations for the first and third quarters of each year on a voluntary basis.

The consolidated figures in the TIM Group’s Interim Report on Operations to 30 September 2018 have been formulated in accordance with the IFRS accounting standards issued by the IASB and incorporated by the EU; these figures are not subject to audit.

The accounting policies and consolidation principles adopted are consistent with those adopted in the Annual Consolidated Financial Statements of the TIM Group as at 31 December 2017, to which reference should be made, apart from the new accounting policies adopted from 1 January 2018, the effects of which are illustrated in the chapter entitled “TIM Group - Adoption of the new IFRS 9 and IFRS 15 standards”, annexed to this report, to which reference should be made for further details.

To permit comparison of the economic and financial results of the first nine months and the third quarter of 2018 with the corresponding period of the previous year, this press release presents the “comparable” profit and loss and balance sheet figures, formulated according to the previous accounting principles (IAS 39, IAS 18, IAS 11 and their Interpretations).

In addition to the conventional IFRS financial performance indicators, TIM Group uses certain alternative performance indicators in order to give a clearer picture of the general performance and financial position of the company. Specifically, the alternative performance indicators are: EBITDA; EBIT; organic change in revenues, in EBITDA and EBIT; EBITDA margin and EBIT margin; net financial debt carrying amount and adjusted net financial debt. The meaning and content of these indicators are explained in the annexes.

Note that the chapter “Business Outlook for the 2018 fiscal year”, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group’s operations and strategies. Readers of this press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

MAIN CHANGES TO THE TIM GROUP CONSOLIDATION SCOPE

There were no significant changes to the consolidation scope in the first nine months of 2018 or in the same period of 2017.

TIM GROUP RESULTS FOR THE FIRST NINE MONTHS OF 2018

The revenues of the first nine months of 2018 totalled 14,077 million euros.

The comparable revenues for the first nine months of 2018, using the same accounting standards as 2017, totalled 14,217 million euros, 3.1% lower than the figure for the first nine months of 2017 (14,679 million euros): the substantially stable trend in the revenues of the Domestic Business Unit was offset by the reduction in revenues of the Brazil Business Unit (-460 million euros), which was entirely attributable to the devaluation of the Brazilian real, over 20% less than the revenues for the first nine months of 2017. Without the negative exchange effect, the revenues of the Brazil BU were positive, at 139 million euros (+5.0%) and the organic change in Group consolidated revenues increased by 1.1% (+153 million euros).

The analysis of the revenues of the first nine months of 2018, broken down by operating sector, and compared to the first nine months of 2017, using the same accounting standards, is as follows:

	1.1 - 30.9 2018 comparable		1.1 - 30.9 2017		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic	11,311	79.6	11,312	77.1	(1)	—	0.1
Core Domestic	10,583	74.4	10,500	71.5	83	0.8	0.8

International Wholesale	919	6.5	995	6.8	(76)	(7.6)	(6.1)

Brazil	2,929	20.6	3,389	23.1	(460)	(13.6)	5.0

Other Activities	—	—	—	—	—

Adjustments and eliminations	(23)	(0.2)	(22)	(0.2)	(1)

Consolidated Total	14,217	100.0	14,679	100.0	(462)	(3.1)	1.1

EBITDA for the first nine months of 2018 totalled 5,778 million euros.

The comparable EBITDA for the first nine months of 2018 totalled 6,030 million euros (6,213 million euros in the first nine months of 2017), 183 million euros (-2.9%) lower, with a margin of 42.4% (42.3% in the first nine months of 2017; +0.1 percentage points).

Organic EBITDA increased by 27 million euros (+0.4%) compared with the first nine months of 2017, with a margin down 0.3 percentage points, from 42.7% in the first nine months of 2017 to 42.4% in the first nine months of 2018.

Organic EBITDA net of the non-recurring component and other one-offs totalled 6,158 million euros and was in line with the figure for the first nine months of 2017.

The TIM Group posted non-recurring operating charges totalling 128 million euros (155 million euros in the first nine months of 2017, at the same exchange rates, and including some one-offs).

Specifically, the non-recurring items in the first nine months of 2018 included primarily provisions made for the 74.3 million euro fine imposed for the alleged breach of article 2 of L.D. no. 21 of 15/3/2012 (the “Golden Power” law), in a notice issued on 8 May 2018. The Company lodged an appeal with the Lazio Regional Administrative Court (TAR) requesting the precautionary suspension of the fine. With a ruling in July 2018, the TAR granted this application and suspended payment of the penalty, setting a date for the appeal to be heard.

Non-recurring charges for the first nine months of 2018 also include approximately 54 million euros in charges relating to the company reorganisation and restructuring processes, charges consequent on other disputes, fines of a regulatory nature and liabilities related to these charges, charges for disputes with former employees and amounts owed to suppliers.

Solely for comparative purposes, and to provide a better understanding of the business trend in the current period, organic growth in EBITDA and EBIT is also reported, excluding organic items in the current period or in the period this is compared to that by their nature are non-linear or non-repetitive (one-offs) as well as non-recurring items, from the calculation. These items relate solely to the Domestic market and the data should not be considered a replacement for the economic-financial information that it reclassifies and is produced for explanatory purposes only.

In particular, EBITDA for the first nine months of 2017 included 67 million euros relating to the differential impacts following from the revision of the estimates of the presumed settlement value of some contractual liabilities towards customers and suppliers, as reported in the 2017 Financial Statements.

The details of the comparable EBITDA and EBITDA margin for the first nine months of 2018, broken down by operational sector, compared to the first nine months of 2017 and applying the same accounting standards, are as follows:

	1.1 -30.9 2018 comparable		1.1 -30.9 2017		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic	4,958	82.2	5,055	81.4	(97)	(1.9)	(1.8)
Margin (%)	43.8		44.7			(0.9) pp	(0.9) pp

Brazil	1,084	18.0	1,170	18.8	(86)	(7.4)	12.5

Margin (%)	37.0		34.5			2.5 pp	2.5 pp

Other Activities	(12)	(0.2)	(12)	(0.2)	—

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	6,030	100.0	6,213	100.0	(183)	(2.9)	0.4

Margin (%)	42.4		42.3			0.1 pp	(0.3) pp

EBIT for the first nine months of 2018 totalled 617 million euros.

The comparable EBIT in the first nine months of 2018 totalled 762 million euros (2,834 million euros in the first nine months of 2017), 2,072 million euros (-73,1%) less than in the first nine months of 2017, with a margin of 5.4% (19.3% in the first nine months of 2017).

Organic EBIT fell by 2,011 million euros (-72.5%), with a margin of 5.4% (19.7% in the first nine months of 2017).

EBIT in the first nine months of 2018 is negatively impacted by the 2 billion euros write-down on the goodwill of the Core Domestic business as well as by non-recurring charges (128 million euros, 185 million euros in the first nine months of 2017 at the same exchange rate and taking account of one-offs included in EBITDA). Without these charges the organic change in EBIT would have been a fall of 68 million euros                (-2.3%), with a margin of 20.3% (21.0% in the first nine months of 2017).

The Consolidated Net Result for the first nine months of 2018 attributable to Parent Company Shareholders stands at -868 million euros, impacted by the afore-mentioned goodwill write-down. In comparable terms – exluding the impact of non-recurring items – the consolidated net result is above 1.2 billion euros, in line with the figure from 2017.

The TIM Group headcount at 30 September 2018 was 59,124, including 49,349 in Italy (59,429 at 31 December 2017, including 49,689 in Italy).

Capital expenditure, totalling 2,460 million euros, may be broken down by operating sector as follows:

	1.1 - 30.9 2018		1.1 - 30.9 2018 comparable		1.1 - 30.9 2017		Changes
(million euros)		% of total	(a)	% of total	(b)	% of total	(a-b)
Domestic	1,887	76.7	1,975	76.8	3,177	81.9	(1,202)

Brazil	573	23.3	598	23.2	704	18.1	(106)

Adjustments and eliminations	—	—	—	—	—	—	—

Consolidated Total	2,460	100.0	2,573	100.0	3,881	100.0	(1,308)

Margin (%)	17.5		18.1		26.4		(8.3) pp

Applying the same accounting standards, in the first nine months of 2018, capital expenditure totalled 2,573 million euros (3,881 million euros in the first nine months of 2017).

Specifically:

•

the Domestic Business Unit posted investment totalling 1,975 million euros, 572 million euros less than in the first nine months of the previous year (net of the impact of the renewal of the GSM licence, for 630 million euros, in September 2017), primarily for fixed and mobile networks, given the levels of coverage already achieved;

•

the Brazil Business Unit posted investments totalling 598 million euros in the first nine months of 2018, 106 million euros less than in the same period in 2017. Excluding the impact of the changes in exchange rates (-125 million euros), investments grew by 19 million euros, and were directed primarily at strengthening the mobile Ultra BroadBand network infrastructure and developing TIM Live’s fixed BroadBand business.

Cash flow from the Group’s operations was positive for 1,457 million euros (positive for 998 million euros in the first nine months of 2017). The cash generated was absorbed primarily by the net requirement deriving primarily from payment of 239 million euros in dividends, income tax payments totalling 325 million euros and financial operations (around 1,000 million euros in the first nine months of 2018 and around 1,200 million euros in the first nine months of 2017).

Adjusted net financial debt was 25,190 million euros as of 30 September 2018, 118 million euros lower than on 31 December 2017 (25,308 million euros).

In the third quarter of 2018, adjusted net financial debt increased by 49 million euros compared to 30 June 2018 (25,141 million euros): payment of income tax substantially absorbed the cash generated by operational-financial operations.

The net financial debt carrying amount at 30 September 2018 totalled 26,127 million euros (26,091 million euros at 31 December 2017).

The liquidity margin was 8.603 million euros, and was calculated taking account of:

•	“Cash and Cash Equivalents” and “Securities other than investments” for a total of 3,603 million euros (4,568 million euros at 31 December 2017);

•	the total of the new Revolving Credit Facility signed in January 2018, totalling 5,000 million euros.

This margin means that the financial liabilities of the Group falling due can be covered for the next 24-36 months.

TIM GROUP RESULTS FOR THE THIRD QUARTER OF 2018

The consolidated revenues of the third quarter of 2018 totalled 4,666 million euros.

The comparable revenues of the third quarter of 2018 totalled 4,705 million euros, 202 million euros less than in the third quarter of 2017 (-4.1%); in organic terms the percentage change, excluding the exchange effect relating to the Brazil Business Unit, was +0.2%.

EBITDA for the third quarter of 2018 totalled 2,045 million euros.

The comparable EBITDA for the third quarter 2018 totalled 2,112 million euros, 13 million euros more (+0.6%) than the same period in the previous year (2,099 million euros). The EBITDA margin was 44.9% (42.8% in the third quarter of 2017).

Consolidated EBIT for the third quarter of 2018 stood at -997 million euros.

The comparable EBIT totalled -966 million euros (963 million euros in the third quarter of 2017).

BUSINESS UNIT RESULTS

DOMESTIC

The revenues of the first nine months of 2018 totalled 11,182 million euros.

Applying the same accounting principles, the comparable revenues of the first nine months of 2018 totalled 11,311 million euros, in line with the first nine months of 2017. In the third quarter, revenues decreased by 25 million euros (-0.7% compared to the same period of the previous year).

Service revenues totalled 10,397 million euros, slightly higher than in the first nine months of 2017 (+0.2% at the same exchange rate), benefiting from the constant development of both the Mobile and Fixed Broadband customer bases, and the sustained Human Mobile ARPU and Fixed ARPU levels consequent on the increase in penetration of Ultra broadband connectivity services (fixed and mobile) and digital and ICT services.

In detail:

•

Fixed market service revenues totalled 7,394 million euros, close to the figure for the first nine months of 2017 (-0.2%), despite a more intense competitive context. The increase in retail ARPU, revenues from ICT solutions (+70 million euros, +14.6%) and innovative services for data connectivity (+214 million euros, +13.6%) contributed to this stabilisation, led by the growth in Ultra Broadband customer numbers (+1.2 million compared to the first nine months of 2017), which reached 3.0 million (4.9 million including wholesale lines). This dynamic offset the natural fall in revenues from traditional voice services (-237 million euros) consequent on the fall in traditional accesses and the reduction in regulated prices for some wholesale services (-49 million euros);

•

Mobile market service revenues, at 3,434 million euros, were in line with the first nine months of 2017, despite a challenging regulatory and competitive context (the entry of the fourth mobile operator).

Revenues from product sales, including changes to work in progress, totalled 914 million euros in the first nine months of 2018 (-5 million euros on the same period of the previous year).

•	Core Domestic Revenues

Core Domestic revenues totalled to 10,583 million euros and rose by 0.8% (10,500 million euros in the first nine months of 2017).

The performance of the individual market segments compared with the first nine months of 2017 was as follows:

•

Consumer segment revenues in the first nine months of 2018 totalled 5,677 million euros and were substantially stable compared to the first nine months of the previous year (-36 million euros; -0.6%), although there were signs that the growth observed during 2017 had slowed, due to the changed competitive and regulatory context (entry of the fourth operator, 30-day billing). Service revenues showed the same dynamic as total revenues, totalling 5,125 million euros, 0.6% less than in the first nine months of 2017 (-32 million euros).

Specifically:

•

Mobile revenues totalled 2,870 million euros (+1.2% compared to the first nine months of the previous year); service revenues decreased slightly, a fall of 23 million euros (-0.9 % than the first nine months of 2017) with a more marked slowdown in the third quarter than observed in the previous year, which may be ascribed to the changed regulatory dynamic;

•

Fixed revenues totalled 2,777 million euros, less than in the first nine months of the previous year    (-2.6% on total revenues in the Fixed segment; -0.5% on revenues from services), with a trend mainly attributable to access dynamics and partially offset by an increase in ARPU levels.

•	Business: Business segment revenues totalled 3,457 million euros, with an increase of 59 million euros compared to the first nine months of 2017 (+1.8%, +2.2% on revenues from services).

Specifically:

•

Mobile revenues performed better than in the first nine months of 2017 (+4.7%), due mainly to growth in service revenues (+3.6%) and, in particular, to the growth in new digital services (+6.7% compared to the first nine months of 2017);

•

Fixed revenues grew by 19 million euros (+0.7% compared to the first nine months of 2017), thanks to the service component (+1.7%), for which the reduction in prices and revenues from traditional services (due to their technological replacement by VoIP solutions and systems) was more than offset by the constant growth in revenues from ICT services (+14.4%).

•

Wholesale: the Wholesale segment posted revenues of 1,314 million euros for the first nine months of 2018, higher than the corresponding period of 2017 (56 million euros, +4.5%). The reduction in regulated prices, -49 million euros, was offset primarily by growth in accesses, led by the Ultra Broadband compartment.

•	International Wholesale Revenues – Telecom Italia Sparkle Group

The revenues of the Telecom Italia Sparkle - International Wholesale group in the first nine months of 2018 totalled 919 million euros, 76 million euros lower (-7.6%) than in the first nine months of 2017. This result was primarily due to the expiry of long term contracts for the Mediterranean basin and the fall in the value of the dollar against the Euro, which had an appreciable impact on IP/Data and Voice Services revenues.

EBITDA of the Domestic Business Unit was 4,739 million euros in the first nine months of 2018.

The comparable EBITDA in the first nine months of 2018 totalled 4,958 million euros, 97 million euro less than in the first nine months of 2017 (-1.9%), with a margin of 43.8% (-0.9 percentage points compared to the same period of the previous year).

Organic EBITDA fell by 93 million euros (-1.8%) compared to the first nine months of 2017, reducing the EBITDA margin by 0.9 percentage points, from 44.7% in the first nine months of 2017 to 43.8% in the first nine months of 2018, due to the effects of the regulatory/competitive scenario mentioned earlier (entry of the fourth operator, restoration of 30 day billing, reduction in the prices of some wholesale services).

Net of the non-recurring component, and other “one offs”, organic EBITDA totalled 5,085 million euros, 2.3% less than in the same period of 2017.

The Domestic Business Unit posted non-recurring operating charges totalling 127 million euros in the first nine months of 2018 (154 million euros in the first nine months of 2017, at the same exchange rates and including some one-offs), primarily due to the previously mentioned provision for the 74.3 million euros fine imposed for the alleged breach of article 2 of legislative decree 21 of 15/3/2012 (the “Golden Power” law).

In the third quarter of 2018, organic EBITDA was 1,758 million euros, an increase of 63 million euros (+3.7%) compared to the same period of 2017, with an increase of 1.9 percentage points in the EBITDA margin, up from 44.4% in the third quarter of 2017 to 46.3% in the same period in 2018.

Organic EBITDA in the third quarter of 2018, net of non-recurring charges, totalled 1,764 million euros (-1.6% compared to the same period in 2017).

EBIT of the Domestic Business Unit in the first nine months of 2018 was 251 million euros, impacted by the afore-mentioned write-down on goodwill of the Domestic Business Unit.

The comparable EBIT for the first nine months of 2018 totalled 393 million euros (2,507 million euros in the first nine months of 2017), down by 2,114 million euros (-84.3%).

Organic EBIT fell by 2,113 million euros (-84.3%).

EBIT in the first nine months of 2018 suffered also the negative impact of non-recurring charges (127 million euros, 184 million euros in the first nine months of 2017 at the same exchange rate and taking account of the one-offs mentioned for EBITDA). Without these charges the organic change in EBIT would have been a fall of 170 million euros (-6.3%), with a margin of 22.3% (23.8% in the first nine months of 2017).

The headcount of 49,532 employees fell by 319 employees compared to 31 December 2017.

BRAZIL (average real/euro exchange rate 4.29236)

The revenues of the TIM Brasil group totalled 12,524 million reais in the first nine months of 2018. The comparable revenues in the first nine months of 2018 totalled 12,571 million reais, an increase of 594 million reais (+5.0%) compared to the same period of the previous year.

Service revenues, using the same accounting standards, totalled 11,980 million reais, with an increase of 581 million reais compared to the 11,399 million reais of the first nine months of 2017 (+5.1%).

Revenues from product sales, using the same accounting standards, totalled 591 million reais (578 million reais in the first nine months of 2017; +2.2%). The increase reflects the change in commercial policy, more focussed on value than on increasing the volumes sold and aimed at developing the acquisition of new handsets that can use BroadBand services on the 3G/4G networks by TIM’s customers, and supporting the new offers to retain the highest value post-paid customers.

Mobile ARPU in the first nine months of 2018, using the same accounting standards, totalled 22.1 reais, +12.8% higher than the figure posted for the first nine months of 2017 (19.6 reais).

The total number of lines at 30 September 2018 was 56.2 million, 2.4 million fewer than at 31 December 2017 (58.6 million). This fall is entirely attributable to the prepaid segment (-4.2 million) and is only partially offset by the growth in the post-paid segment (+1.8 million), also as an effect of the ongoing consolidation in the second SIM card market. Post-paid customers represented 34.9% of the customer base at 30 September 2018, 4.5 percentage points higher than at December 2017 (30.4%).

The revenues of the third quarter of 2018 totalled 4,242 million reais. The comparable revenues totalled 4,261 million reais, an increase of 4.4% compared to the same period of the previous year (4,083 million reais).

EBITDA for the first nine months of 2018 totalled 4,509 million reais.

The comparable EBITDA for the first nine months of 2018 totalled 4,652 million reais, 516 million reais higher than in the same period of the previous year (+12.5%). The growth in EBITDA may be attributed to both the positive trend in revenues and the benefits deriving from the efficiency projects on the operating costs structure.

The EBITDA margin was 37.0%, using the same accounting standards, 2.5 percentage points higher than in the first nine months of 2017.

EBITDA for the third quarter of 2018 was 1,594 million reais. Using the same accounting standards, this figure was 1,644 million reais, 132 million reais higher than in the third quarter of 2017; the EBITDA margin for the third quarter of 2018 was 38.6%, 1.6 percentage points higher than in the same period of the previous year (37.0%).

EBIT for the first nine months of 2018 totalled 1,621 million reais. The comparable EBIT for the first nine months of 2018 totalled 1,636 million reais, 434 million reais (+36.1%) higher than in the same period of the previous year (1,202 million reais). This result benefited primarily from the higher EBITDA (+516 million reais), with only a slight increase in depreciation and amortisation (80 million reais).

EBIT for the third quarter of 2018 totalled 579 million reais. Using the same accounting principles, this figure was 586 million reais, 53 million reais higher than in the third quarter of 2017 (+9.9%); the EBIT margin for the third quarter of 2018 was 13.8%, 0.7 percentage points higher than in the same period of the previous year (13.1%).

The headcount was 9,533 employees (9,508 as of 31 December 2017).

***

EVENTS SUBSEQUENT TO 30 SEPTEMBER 2018

Award of 5G frequencies

See the Press Releases on this subject issued on 13 September and 2 October 2018.

***

OUTLOOK FOR THE 2018 FINANCIAL YEAR

In consideration of several factors, including the Golden Power fine, the adverse competitive and regulatory environment in the domestic business and the weakening of exchange-rate in Brazil, the Company is not reaffirming its 2.7 Net Financial Position / EBITDA pre-spectrum target for year-end 2018.

***

EXTRAORDINARY TRANSACTIONS

The Board of Directors acknowledged the progress of the Persidera S.p.A. sale process mandated to the Chief Executive Officer, with exclusive negotiations underway for the divestment of the stake in TIM’s portfolio, without prejudice to respect for the fellow shareholder’s rights, as set out in the agreements and bylaws.

***

The Executive responsible for preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Finance, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group. Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by TIM as a financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT.

These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in Revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “organic” ones.

•

EBITDA margin and EBIT margin: TIM believes that these margins represent some useful indicator of the ability of the Group (as a whole and at Business Unit level) to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA and EBIT, respectively. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•

Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C=(A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted Net Financial Debt

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the TIM Group, herewith presented, are the same as those included in the Interim Management Report at September 30, 2018 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt are in any case consistent with the ones of the consolidated financial statements included in the annual and first half financial reports.

The accounting policies and consolidation principles have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2017, to which reference should be made, except for the new accounting principles applied starting from January 1, 2018 whose effects are shown in the following chapter “TIM Group - Adoption of the new IFRS 9 and IFRS 15 standards”.

To enable the year-on-year comparison of the economic and financial performance for the first nine months and third quarter of 2018, this press release shows “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS OF FIRST NINE MONTHS

(millions of euros)	9 months to 9/30/2018	9 months to 9/30/2018 comparable (a)	9 months to 9/30/2017 (b)	Change (a-b)
				amount	%
Revenues	14,077	14,217	14,679	(462)	(3.1)

Other income	200	200	316	(116)	(36.7)

Total operating revenues and other income	14,277	14,417	14,995	(578)	(3.9)

Acquisition of goods and services	(5,889)	(5,815)	(6,181)	366	5.9

Employee benefits expenses	(2,171)	(2,151)	(2,203)	52	2.4

Other operating expenses	(906)	(888)	(933)	45	4.8

Change in inventories	25	25	74	(49)	(66.2)

Internally generated assets	442	442	461	(19)	(4.1)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,778	6,030	6,213	(183)	(2.9)

Depreciation and amortization	(3,167)	(3,274)	(3,358)	84	2.5

Gains (losses) on disposals of non-current assets	6	6	9	(3)	(33.3)

Impairment reversals (losses) on non-current assets	(2,000)	(2,000)	(30)	(1,970)	—

Operating profit (loss) (EBIT)	617	762	2,834	(2,072)	(73.1)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	(2)	(1)	(1)	—

Other income (expenses) from investments	10	10	(18)	28	—

Finance income	723	717	1,496	(779)	(52.1)

Finance expenses	(1,770)	(1,758)	(2,622)	864	33.0

Profit (loss) before tax from continuing operations	(422)	(271)	1,689	(1,960)	—

Income tax expense	(254)	(306)	(559)	253	45.3

Profit (loss) from continuing operations	(676)	(577)	1,130	(1,707)	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—

Profit (loss) for the period	(676)	(577)	1,130	(1,707)	—

Attributable to:
Owners of the Parent	(868)	(770)	1,033	(1,803)	—

Non-controlling interests	192	193	97	96	99.0

TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS OF THE THIRD QUARTER

	3rd Quarter 2018	3rd Quarter 2018 comparable	3rd Quarter 2017	Change (a-b)
(millions of euros)		(a)	(b)	amount	%
Revenues	4,666	4,705	4,907	(202)	(4.1)

Other income	56	56	99	(43)	(43.4)

Total operating revenues and other income	4,722	4,761	5,006	(245)	(4.9)

Acquisition of goods and services	(1,909)	(1,893)	(2,045)	152	7.4

Employee benefits expenses	(645)	(642)	(673)	31	4.6

Other operating expenses	(245)	(236)	(357)	121	33.9

Change in inventories	(10)	(10)	24	(34)	—

Internally generated assets	132	132	144	(12)	(8.3)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,045	2,112	2,099	13	0.6

Depreciation and amortization	(1,045)	(1,081)	(1,109)	28	2.5

Gains (losses) on disposals of non-current assets	3	3	3	—	—

Impairment reversals (losses) on non-current assets	(2,000)	(2,000)	(30)	(1,970)	—

Operating profit (loss) (EBIT)	(997)	(966)	963	(1,929)	—

Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	—	—	—	—

Other income (expenses) from investments	—	—	1	(1)	—

Finance income	172	172	386	(214)	(55.4)

Finance expenses	(501)	(498)	(772)	274	35.5

Profit (loss) before tax from continuing operations	(1,326)	(1,292)	578	(1,870)	—

Income tax expense	43	22	(102)	124	—

Profit (loss) from continuing operations	(1,283)	(1,270)	476	(1,746)	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—

Profit (loss) for the period	(1,283)	(1,270)	476	(1,746)	—

Attributable to:
Owners of the Parent	(1,400)	(1,388)	437	(1,825)	—

Non-controlling interests	117	118	39	79	—

TIM GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			3rd Quarter 2018	3rd Quarter 2017	9 months to 9/30/2018	9 months to 9/30/2017
Profit (loss) for the period	(a	)	(1,283)	476	(676)	1,130

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			1		(2)	—

Income tax effect			—		—	—

	(b	)	1		(2)	—

Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			—	—	7	33

Income tax effect			—	—	(3)	(8)

	(c	)	—	—	4	25

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Income tax effect			—	—	—	—

	(d	)	—	—	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e=b+c+d	)	1	—	2	25

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income (*):
Profit (loss) from fair value adjustments			(5)	21	(1)	55

Loss (profit) transferred to Separate Consolidated Income Statement			(1)	(18)	13	(55)

Income tax effect			3	—	(5)	2

	(f	)	(3)	3	7	2

Hedging instruments:
Profit (loss) from fair value adjustments			145	(298)	80	(629)

Loss (profit) transferred to Separate Consolidated Income Statement			(184)	194	(261)	691

Income tax effect			10	26	43	(17)

	(g	)	(29)	(78)	(138)	45

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(156)	40	(766)	(511)

Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	—	—	19

Income tax effect			—	—	—	—

	(h	)	(156)	40	(766)	(492)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Loss (profit) transferred to Separate Consolidated Income Statement			—	—	—	—

Income tax effect			—	—	—	—

	(i	)	—	—	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i	)	(188)	(35)	(897)	(445)

Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k	)	(187)	(35)	(895)	(420)

Total comprehensive income (loss) for the period	(a+m	)	(1,470)	441	(1,571)	710

Attributable to:
Owners of the Parent			(1,539)	388	(1,530)	755

Non-controlling interests			69	53	(41)	(45)

(*)	For the third quarter and for the first nine months of 2017 also including “Available-for-Sale financial assets”.

TIM GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)			9/30/2018 (a)	12/31/2017 (b)	Change (a-b)
Assets
Non-current assets
Intangible assets
Goodwill			27,322	29,462	(2,140)

Intangible assets with a finite useful life			6,289	7,192	(903)

			33,611	36,654	(3,043)

Tangible assets
Property, plant and equipment owned			13,708	14,216	(508)

Assets held under finance leases			2,075	2,331	(256)

			15,783	16,547	(764)

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			15	17	(2)

Other investments			52	51	1

Non-current financial assets			1,290	1,768	(478)

Miscellaneous receivables and other non-current assets			2,212	2,422	(210)

Deferred tax assets			1,075	993	82

			4,644	5,251	(607)

Total Non-current assets	(a	)	54,038	58,452	(4,414)

Current assets
Inventories			311	290	21

Trade and miscellaneous receivables and other current assets			5,085	4,959	126

Current income tax receivables			64	77	(13)

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,530	1,430	100

Cash and cash equivalents			2,543	3,575	(1,032)

			4,073	5,005	(932)

Current assets sub-total			9,533	10,331	(798)

Discontinued operations /Non-current assets held for sale			—	—	—

Total Current assets	(b	)	9,533	10,331	(798)

Total Assets	(a+b	)	63,571	68,783	(5,212)

(millions of euros)			9/30/2018 (a)	12/31/2017 (b)	Change (a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			19,782	21,557	(1,775)

Non-controlling interests			2,119	2,226	(107)

Total Equity	(c	)	21,901	23,783	(1,882)

Non-current liabilities

Non-current financial liabilities			25,030	28,108	(3,078)

Employee benefits			1,698	1,736	(38)

Deferred tax liabilities			241	265	(24)

Provisions			828	825	3

Miscellaneous payables and other non-current liabilities			1,265	1,678	(413)

Total Non-current liabilities	(d	)	29,062	32,612	(3,550)

Current liabilities
Current financial liabilities			6,460	4,756	1,704

Trade and miscellaneous payables and other current liabilities			6,105	7,520	(1,415)

Current income tax payables			43	112	(69)

Current liabilities sub-total			12,608	12,388	220

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	12,608	12,388	220

Total Liabilities	(f=d+e	)	41,670	45,000	(3,330)

Total Equity and liabilities	(c+f	)	63,571	68,783	(5,212)

TIM GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			9 months to 9/30/2018	9 months to 9/30/2017
Cash flows from operating activities:
Profit (loss) from continuing operations			(676)	1,130

Adjustments for:
Depreciation and amortization			3,167	3,358

Impairment losses (reversals) on non-current assets (including investments)			2,003	40

Net change in deferred tax assets and liabilities			(37)	178

Losses (gains) realized on disposals of non-current assets (including investments)			(5)	(10)

Share of losses (profits) of associates and joint ventures accounted for using the equity method			2	1

Change in provisions for employee benefits			(116)	(34)

Change in inventories			(20)	(64)

Change in trade receivables and net amounts due from customers on construction contracts			(266)	9

Change in trade payables			(511)	(829)

Net change in current income tax receivables/payables			(48)	(445)

Net change in miscellaneous receivables/payables and other assets/liabilities			17	(85)

Cash flows from (used in) operating activities	(a	)	3,510	3,249

Cash flows from investing activities:
Purchase of intangible assets			(736)	(1,635)

Purchase of tangible assets			(1,772)	(2,291)

Total purchase of intangible and tangible assets on an accrual basis			(2,508)	(3,926)

Change in amounts due for purchases of intangible and tangible assets			(682)	(125)

Total purchase of intangible and tangible assets on a cash basis			(3,190)	(4,051)

Capital grants received			9

Acquisition of control of companies or other businesses, net of cash acquired			—	—

Acquisitions/disposals of other investments			(3)	(1)

Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			(7)	1,159

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	—

Proceeds from sale/repayments of intangible, tangible and other non-current assets			12	26

Cash flows from (used in) investing activities	(b	)	(3,179)	(2,867)

Cash flows from financing activities:
Change in current financial liabilities and other			9	(895)

Proceeds from non-current financial liabilities (including current portion)			2,182	1,365

Repayments of non-current financial liabilities (including current portion)			(3,032)	(2,072)

Changes in hedging and non-hedging derivatives			87

Share capital proceeds/reimbursements (including subsidiaries)			22	16
Dividends paid			(239)	(219)

Changes in ownership interests in consolidated subsidiaries			2	—

Cash flows from (used in) financing activities	(c	)	(969)	(1,805)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—

Aggregate cash flows	(e=a+b+c+d	)	(638)	(1,423)

Net cash and cash equivalents at beginning of the period	(f	)	3,246	3,952

Net foreign exchange differences on net cash and cash equivalents	(g	)	(66)	(99)

Net cash and cash equivalents at end of the period	(h=e+f+g	)	2,542	2,430

Additional Cash Flow information

	9 months to	9 months to
(millions of euros)	9/30/2018	9/30/2017
Income taxes (paid) received	(325)	(804)

Interest expense paid	(1,546)	(1,514)

Interest income received	695	534

Dividends received	1	—

Analysis of Net Cash and Cash Equivalents

	9 months to	9 months to
(millions of euros)	9/30/2018	9/30/2017
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,575	3,964

Bank overdrafts repayable on demand – from continuing operations	(329)	(12)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,543	2,519

Bank overdrafts repayable on demand – from continuing operations	(1)	(89)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	2,542	2,430

TIM GROUP - NET FINANCIAL DEBT

	9/30/2018	12/31/2017	Change
(millions of euros)	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	18,463	19,981	(1,518)

Amounts due to banks, other financial payables and liabilities	4,608	5,878	(1,270)

Finance lease liabilities	1,959	2,249	(290)

	25,030	28,108	(3,078)

Current financial liabilities (*)
Bonds	3,497	2,221	1,276

Amounts due to banks, other financial payables and liabilities	2,781	2,354	427

Finance lease liabilities	182	181	1

	6,460	4,756	1,704

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total Gross financial debt	31,490	32,864	(1,374)

Non-current financial assets
Securities other than investments	—	—	—

Financial receivables and other non-current financial assets	(1,290)	(1,768)	478

	(1,290)	(1,768)	478

Current financial assets
Securities other than investments	(1,060)	(993)	(67)

Financial receivables and other current financial assets	(470)	(437)	(33)

Cash and cash equivalents	(2,543)	(3,575)	1,032

	(4,073)	(5,005)	932

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(5,363)	(6,773)	1,410

Net financial debt carrying amount	26,127	26,091	36

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(937)	(783)	(154)

Adjusted Net Financial Debt	25,190	25,308	(118)

Breakdown as follows:
Total adjusted gross financial debt	30,001	31,149	(1,148)

Total adjusted financial assets	(4,811)	(5,841)	1,030

(*) of which current portion of medium/long-term debt:
Bonds	3,497	2,221	1,276

Amounts due to banks, other financial payables and liabilities	1,967	1,371	596

Finance lease liabilities	182	181	1

TIM GROUP – NET OPERATING FREE CASH FLOW

(millions of euros)	9 months to 9/30/2018	9 months to 9/30/2017	Change
EBITDA	5,778	6,213	(435)

Capital expenditures on an accrual basis	(2,460)	(3,881)	1,421

Change in net operating working capital:	(1,778)	(1,427)	(351)

Change in inventories	(20)	(64)	44

Change in trade receivables and net amounts due from customers on construction contracts	(266)	9	(275)

Change in trade payables (*)	(1,242)	(998)	(244)

Other changes in operating receivables/payables	(250)	(374)	124

Change in provisions for employee benefits	(116)	(34)	(82)

Change in operating provisions and Other changes	33	127	(94)

Net operating free cash flow	1,457	998	459

% of Revenues	10.4	6.8	3.6 pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TIM GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

	9 months to 9/30/2018	9 months to 9/30/2018	9 months to 9/30/2017	Change (a-b)
		comparable
(millions of euros)		(a)	(b)	amount	%		% organic
Revenues	11,182	11,311	11,312	(1)	—		0.1

EBITDA	4,739	4,958	5,055	(97)	(1.9)		(1.8)

EBITDA margin	42.4	43.8	44.7		(0.9	) pp	(0.9	) pp

EBIT	251	393	2,507	(2,114)	(84.3)		(84.3)

EBIT margin	2.2	3.5	22.2		(18.7	) pp	(18.7	) pp

Headcount at period-end (number)	49,532		(1)49,851	(319)	(0.6)

•	Headcount at December 31, 2017.

	3rd Quarter 2018	3rd Quarter 2018	3rd Quarter 2017	Change (a-b)
		comparable
(millions of euros)		(a)	(b)	amount	%		% organic
Revenues	3,759	3,793	3,818	(25)	(0.7)		(0.7)

EBITDA	1,702	1,758	1,694	64	3.8		3.7

EBITDA margin	45.3	46.3	44.4		1.9 pp		1.9 pp

EBIT	(1,120)	(1,091)	822	(1,913)	—		—

EBIT margin	(29.8)	(28.8)	21.5		(50.3	) pp	(50.3	) pp

Core Domestic

	3rd Quarter 2018	3rd Quarter 2017	9 months to 9/30/2018	9 months to 9/30/2017	Change %
	comparable		comparable
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)		(c/d)
Revenues	3,545	3,535	10,583	10,500	0.3		0.8

Consumer	1,924	1,946	5,677	5,713	(1.1)		(0.6)

Business	1,124	1,118	3,457	3,398	0.6		1.8

Wholesale	454	424	1,314	1,258	6.9		4.5

Other	43	47	135	131	(8.5)		3.1
EBITDA	1,725	1,662	4,888	4,940	3.8		(1.1)
EBITDA margin	48.7	47.0	46.2	47.0	1.7pp		(0.8	)pp

EBIT	(1,096)	813	405	2,470	—		(83.6)

EBIT margin	(30.9)	23.0	3.8	23.5	(53.9	)pp	(19.7	)pp

Headcount at period-end (number)			48,786	(1) 49,095			(0.6)

•	Headcount at December 31, 2017.

International Wholesale – Telecom Italia Sparkle group

	3rd Quarter 2018	3rd Quarter 2017	9 months to 9/30/2018	9 months to 9/30/2017	Change %
	comparable		comparable
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)		(c/d)		organic (c/d)
Revenues	310	349	919	995	(11.2)		(7.6)		(6.1)

of which third parties	261	296	777	845	(11.8)		(8.0)		(6.3)

EBITDA	32	35	85	124	(8.6)		(31.5)		(29.2)

EBITDA margin	10.3	10.0	9.2	12.5	0.3pp		(3.3	)pp	(3.1	)pp

EBIT	3	8	(1)	37	(62.5)		—		—

EBIT margin	1.0	2.3	(0.1)	3.7	(1.3	)pp	(3.8	)pp	(3.8	)pp

Headcount at period-end (number)			746	(1)756			(1.3)

•	Headcount at December 31, 2017.

***

BRAZIL

	(millions of euros)			(millions of Brazilian reais)
	9 months to 9/30/2018	9 months to 9/30/2018	9 months to 9/30/ 2017	9 months to 9/30/2018	9 months to 9/30/2018	9 months to 9/30/2017	Change
		comparable			comparable
							amount	%
		(a)	(b)		(c)	(d)	(c-d)	(c-d)/d
Revenues	2,918	2,929	3,389	12,524	12,571	11,977	594	5.0

EBITDA	1,050	1,084	1,170	4,509	4,652	4,136	516	12.5

EBITDA margin	36.0	37.0	34.5	36.0	37.0	34.5		2.5pp

EBIT	378	381	340	1,621	1,636	1,202	434	36.1

EBIT margin	12.9	13.0	10.0	12.9	13.0	10.0		3.0pp

Headcount at period-end (number)				9,533		(1)9,508	25	0.3

•	Headcount at December 31, 2017.

	(millions of euros)			(millions of Brazilian reais)
	3rd Quarter 2018	3rd Quarter 2018	3rd Quarter 2017	3rd Quarter 2018	3rd Quarter 2018	3rd Quarter 2017	Change
		comparable			comparable
							amount	%
		(a)	(b)		(c)	(d)	(c-d)	(c-d)/d
Revenues	917	922	1,096	4,242	4,261	4,083	178	4.4
EBITDA	346	357	408	1,594	1,644	1,512	132	8.7

EBITDA margin	37.6	38.6	37.0	37.6	38.6	37.0		1.6pp

EBIT	126	127	146	579	586	533	53	9.9

EBIT margin	13.6	13.8	13.1	13.6	13.8	13.1		0.7pp

TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2018	9/30/2017	amount	%
REPORTED REVENUES	14,077

Adoption new accounting principles effect	140

Comparable revenues on the same accounting basis	14,217	14,679	(462)	(3.1)

Foreign currency financial statements translation effect		(615)	615

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	14,217	14,064	153	1.1

EBITDA – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2018	9/30/2017	amount	%
REPORTED EBITDA	5,778

Adoption new accounting principles effect	252

Comparable EBITDA on the same accounting basis	6,030	6,213	(183)	(2.9)

Foreign currency financial statements translation effect		(210)	210

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	6,030	6,003	27	0.4

of which non-recurring Income/(Expenses)	(128)	(222)	94

of which Others “one-off”		67	(67)

Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—

ORGANIC EBITDA, excluding Non-recurring items and Others “one-off”	6,158	6,158	—	—

EBIT – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2018	9/30/2017	amount	%
REPORTED EBIT	617

Adoption new accounting principles effect	145

Comparable EBIT on the same accounting basis	762	2,834	(2,072)	(73.1)

Foreign currency financial statements translation effect		(61)	61

Changes in the scope of consolidation		—	—

ORGANIC EBIT	762	2,773	(2,011)	(72.5)

of which non-recurring Income/(Expenses)	(2,128)	(252)	(1,876)

of which Others “one-off”		67	(67)

Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—

ORGANIC EBIT, excluding Non-recurring items and Others “one-off”	2,890	2,958	(68)	(2.3)

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

	9 months to 9/30/2018	9 months to 9/30/2017	Change
(millions of euros)			amount	%
REPORTED EBITDA	4,739

Adoption new accounting principles effect	219

Comparable EBITDA on the same accounting basis	4,958	5,055	(97)	(1.9)

Foreign currency financial statements translation effect		(4)	4

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	4,958	5,051	(93)	(1.8)

of which non-recurring Income/(Expenses)	(127)	(221)	94

of which Others “one-off”		67	(67)

ORGANIC EBITDA, excluding Non-recurring items and Others “one-off”	5,085	5,205	(120)	(2.3)

EBIT – reconciliation of organic data

	9 months to 9/30/2018	9 months to 9/30/2017	Change
(millions of euros)			amount	%
REPORTED EBIT	251

Adoption new accounting principles effect	142

Comparable EBIT on the same accounting basis	393	2,507	(2,114)	(84.3)

Foreign currency financial statements translation effect		(1)	1

Changes in the scope of consolidation		—	—

ORGANIC EBIT	393	2,506	(2,113)	(84.3)

of which non-recurring Income/(Expenses)	(2,127)	(251)	(1,876)

of which Others “one-off”	—	67	(67)

ORGANIC EBIT, excluding Non-recurring items and Others “one-off”	2,520	2,690	(170)	(6.3)

TIM GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the committed credit lines available as of September 30, 2018:

	9/30/2018		12/31/2017
(billions of euros)	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	—	—	4.0	—

Revolving Credit Facility – due March 2020	—	—	3.0	—

Revolving Credit Facility – due January 2023	5.0	—	—	—

Total	5.0	—	7.0	—

On January 16, 2018 the two syndicated Revolving Credit Facility existing at December 31, 2017 were closed in advance and replaced by a new syndicated Revolving Credit Facility for the amount of 5 billion euros and expiring on January 16, 2023, currently unused.

As at September 30, 2018 TIM has bilateral Term Loans for the amount of 1,225 million euros and Hot Money loans for the amount of 490 million euros, fully drawn down.

Furthermore, on October 22, 2018 TIM S.p.A. signed a bilateral Term Loan with Mediobanca for the amount of 50 million euros expiring in October 2023, drawn down for the full amount.

Bonds

The following tables show the bond evolution occurred in the first nine months of 2018:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 2.875% due 1/28/2026	Euro	750	6/28/2018

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 593 million euros 4.750% (1)	Euro	593	5/25/2018

Telecom Italia Capital S.A. 677 million of USD 6.999% (2)	USD	677	6/4/2018

(1)	Net of 157 million euros repurchased by TIM S.p.A. in 2015.
(2)	Net of bonds repurchased by TIM S.p.A. (323 million of USD) on July 20, 2015.

With respect to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at September 30, 2018, the amount was 204 million euros (nominal amount) as at December 31, 2017.

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of September 30, 2018 issued by TIM S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by TIM S.p.A.) totals 3,748 million euros with the following detail:

•	582 million euros, due December 14, 2018;

•	832 million euros, due January 29, 2019;

•	656 million euros (equivalent to 760 USD million), due June 18, 2019;

•	958 million euros (equivalent to 850 GBP million), due June 24, 2019;

•	720 million euros, due January 21, 2020.

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would involve the early automatic redemption of the bonds in relation to events other than the insolvency of the TIM Group(1). Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets, including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by TIM S.p.A. from the European Investment Bank (“EIB”), as at September 30, 2018, the total nominal amount of outstanding loans amounted to 1,850 million euros, of which 800 million euros at direct risk and 1,050 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenant:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•

in the loan of 500 million euros signed on December 14, 2015 TIM enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from TIM S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by TIM S.p.A., will be less than the 35% (thirty-five per cent) of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,050 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•

“Inclusion clause”, provided on loans for a total amount of 1,550 million euros, according to which in the event TIM commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on TIM financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•

“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of not controlled third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, TIM shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

TIM S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, TIM must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which, at the investors’ discretion, the possible constitution of guarantees or the repayment in advance of the issued amount by cash or shares and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by TIM, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

(1)	The case of change in control would involve the repayment in advance of the convertible bond of TIM S.p.A., as described hereafter.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of September 30, 2018, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TIM GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	9 months to 9/30/2018	9 months to 9/30/2017
Acquisition of goods and services, Change in inventories
Professional expenses, consulting services and other costs	(11)	(4)

Employee benefits expenses:
Expenses related to restructuring, rationalization and other	(12)	(19)

Other operating expenses:
Sundry expenses and other provisions	(105)	(199)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(128)	(222)

Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	(2,000)	—

Write-down of intangible assets	—	(30)

Impact on EBIT - Operating profit (loss)	(2,128)	(252)

Finance expenses:
Interest expenses and other finance expenses	(6)	(19)

Impact on profit (loss) before tax from continuing operations	(2,134)	(271)

Income taxes on non-recurring items	10	75

Provision charges for Sparkle tax dispute	—	(37)

Impact on profit (loss) for the period	(2,124)	(233)

TIM GROUP - ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

This section provides an overview of the main elements of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) and reports the impact of the application of the standards as of January 1, 2018.

IFRS 9 (FINANCIAL INSTRUMENTS)

On November 22, 2016, Regulation (EU) 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement and derecognition of financial assets and liabilities, impairment of financial instruments, and hedge accounting.

As permitted by IFRS 9, the TIM Group has decided for:

•	the continued application of the hedge accounting requirements of IAS 39, instead of the requirements of IFRS 9;

•	the non-restatement of comparative information provided in the year the new standard is first applied.

Commencing as of January 1, 2018, TIM has amended the impairment model applied to financial assets (including trade receivables due from customers), adopting an expected credit loss model, which replaces the incurred loss model required by IAS 39. In application of IFRS 9, the classification (and hence measurement) of financial assets has also been modified and is now based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Under IAS 39, financial assets were classified (and hence measured) on the basis of their destination.

TIM Management has identified its business models for Group financial assets (other than trade receivables due from customers) on the basis of how the financial instruments are managed and their cash flows used. The purpose of the models is to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the financial resources immediately available to the Group through the treasuries of Group companies and in accordance with the strategies set forth by the Parent TIM.

The business models adopted by the TIM Group are:

•	Hold to Collect: covering financial instruments used to absorb temporary cash surpluses; they are characterized by a low level of risk and held mainly to maturity; they are measured at amortized cost;

•

Hold to Collect and Sell: these are monetary or debt instruments used to absorb short/medium-term cash surpluses; they are characterized by a low level of risk and held, normally, until maturity or sold in the event that specific cash needs arise; measurement is carried out at “fair value through other comprehensive income”;

•

Hold to Sell: these are monetary, debt or equity trading instruments used to dynamically manage cash surpluses not managed under the business models identified above; they are characterized by a higher level of risk and they are purchased and sold repeatedly over time; measurement is carried out at “fair value through profit or loss”.

Impairment of financial assets other than trade receivables is carried out following the general approach that recognizes 12-month expected credit losses or over the residual lifetime in the event of a significant increase in credit risk.

For the management of trade receivables, TIM Management has identified different business models based on the specific nature of the receivables, the type of counterparty and collection times, in order to optimize the management of working capital through the constant monitoring of the payment performance of customers, the steering of credit collection policies and the management of programs for the disposal and factoring of receivables, in line with financial planning needs.

The business models adopted by the TIM Group for managing trade receivables are:

•

Hold to Collect: these are receivables from Corporate customers, Public Sector, OLOs and miscellaneous billing; they are characterized by a low level of risk and generally held to maturity. Such receivables are measured at “amortized cost”;

•

Hold to Collect and sell: these are receivables from the provision of services to Consumer and Small Business customers, sold in massive and recurring manner; measurement is carried out at “fair value through other comprehensive income”.

The impairment on trade receivables (including contract assets) is carried out using the simplified approach, determining the loss allowance at an amount equal to lifetime expected credit losses.

At the transition date (January 1, 2018), TIM has chosen to continue to report gains and losses from “other investments (other than those in subsidiaries, associates and joint ventures), classified under IAS 39 as “available-for-sale financial assets” and measured at fair value, in other comprehensive income (OCI), also under IFRS 9. Therefore, starting from January 1, 2018, the above mentioned other investments are measured at fair value through OCI. Only dividend income from other investments is recognized in the income statement, while all other gains and losses are recognized in OCI without reclassification to the separate income statement when the financial asset is disposed of or impaired as provided by IAS 39.

The changes in the classification of financial assets had no material impact on the measurement of such assets for the TIM Group.

The comprehensive net impact (including tax effects) of the adoption of IFRS 9 on consolidated equity at January 1, 2018 (transition date) was mainly due to the recognition of higher provisions for expected losses on trade receivables, connected with the introduction of an expected credit loss model, replacing the incurred loss model required by IAS 39.

IFRS 15 (REVENUES FROM CONTRACTS WITH CUSTOMERS)

On September 22, 2016, Regulation (EU) 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through Regulation (EU) 2017/1987.

IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

The TIM Group has applied the modified retrospective approach with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The adoption of IFRS 15 affected the recognition of revenues from fixed-line and mobile offers and the recognition of contract costs. The new standard does not affect cash flows. The main differences with respect to the previous accounting standards applied (IFRS 15 vs. IAS 18, IAS 11 and relative interpretations) concern:

•

Bundle offers (bundled goods and services): the allocation of contract discounts to performance obligations under IFRS 15 brings forward in time the recognition of revenues, resulting in the recognition of a contract asset and, in some cases, the deferral of revenues, entailing the recognition of a contract liability.

•

Activation/installation revenues: under previous accounting policies, these were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other contract obligations, bringing forward in time the recognition of the revenues.

•

Contract costs (costs of obtaining a contract and costs to fulfill a contract): under previous accounting standards, these costs were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. The approach is substantially confirmed under IFRS 15, with the exception of the reclassification of certain contract costs and a change in the types of costs – in some cases considered.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was not material and mainly connected with the combined effects of:

•	the change in the types of contract costs that are deferred (negative effect);

•	the new approach to recognizing activation/installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers (positive effect).

IMPACTS OF THE ADOPTION OF IFRS 9 AND IFRS 15

Impacts on the consolidated statement of financial position at 1/1/2018 (transition date)

The impact of the transition on the main line items of the statement of financial position are shown below.

(millions of euros)	12/31/2017 Historical	IFRS 9 impacts	IFRS 15 impacts	1/1/2018 Restated
Assets
Non-current assets
Intangible assets
Intangible assets with a finite useful life	7,192		(110)	7,082

Other non-current assets
Non-current financial assets	1,768			1,768

Miscellaneous receivables and other non-current assets	2,422		(269)	2,153

Deferred tax assets	993	27		1,020

Current assets
Trade and miscellaneous receivables and other current assets	4,959	(147)	42	4,854

Current financial assets	5,005			5,005

Total Assets	68,783	(120)	(337)	68,326

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	21,557	(100)	17	21,474

Non-controlling interests	2,226	(7)	2	2,221

Total Equity	23,783	(107)	19	23,695

Non-current liabilities
Miscellaneous payables and other non-current liabilities	1,678		(251)	1,427

Deferred tax liabilities	265	(11)	8	262

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,520		(113)	7,407

Current income tax payables	112	(2)		110

Total Equity and Liabilities	68,783	(120)	(337)	68,326

Impact of new accounting standards (IFRS 9 and IFRS 15) on the main line items of the separate consolidated income statement and consolidated statement of financial position for the first nine months of 2018

To enable the year-on-year comparison of the economic and financial performance for the third quarter of 2018 with the corresponding periods of the previous year, “comparable” statement of financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative interpretations), are shown below.

The breakdown of the impact of the new accounting standards on key consolidated income statement figures for the third quarter of 2018 is shown below.

(millions of euros)		9 months to 9/30/2018 (a)	9 months to 9/30/2018 comparable (b)	Impact of new standards (c=a-b)
Revenues	(1)	14,077	14,217	(140)

Operating expenses	(2)	(8,499)	(8,387)	(112)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		5,778	6,030	(252)

Depreciation and amortization	(3)	(3,167)	(3,274)	107

Operating profit (loss) (EBIT)		617	762	(145)

Finance income/(expenses)	(4)	(1,047)	(1,041)	(6)

Profit (loss) before tax from continuing operations		(422)	(271)	(151)

Income tax expense	(5)	(254)	(306)	52

Profit (loss) for the period		(676)	(577)	(99)

Attributable to:
Owners of the Parent		(868)	(770)	(98)

Non-controlling interests		192	193	(1)

1)

The change in Revenues was attributable to the different accounting of bundle offers and activation/installation revenues and to the discounting of revenues from installment sales at a revised discount rate, reflecting the creditworthiness of customers.

2)

The change in Operating expenses was mainly due to the deferral of certain contract costs that were previously expensed and to the reclassification of some contract costs from intangible assets to other non-current assets (cost deferral), as well as higher provisions for expected losses on trade receivables, resulting from the introduction of an expected credit loss model (replacing the incurred loss model).

3)	The change in Depreciation and amortization was due to the reclassification of certain contract costs from intangible assets to other non-current assets (cost deferral).
4)

The change in Finance income (expenses) was due to higher provisions for expected losses on other financial assets, due to the introduction of an expected credit loss model (replacing the incurred loss model).

5)	The change in Income tax expense shows the income tax effect of the changes illustrated above.

The ongoing refinements, also on supporting IT systems, related to the process of implementation of the new accounting standards, together with the large number of new commercial offers in recent months, have led - in the first nine months of 2018 - to a new allocation of the revenue over the year for some specific contractual cases in the fixed and mobile sectors.

The breakdown of the impact of the new accounting standards on key consolidated statement of financial position figures at September 30, 2018 is shown below.

(millions of euros)	9/30/2018 (a)	9/30/2018 comparable (b)	impact of new standards (c=a-b)
Assets
Non-current assets
Intangible assets	33,611	33,723	(112)

Tangible assets	15,783	15,783	—

Other non-current assets	4,644	4,836	(192)

Total Non-current assets	54,038	54,342	(304)

Current Assets	9,533	9,696	(163)

Total Assets	63,571	64,038	(467)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent	19,782	19,935	(153)

Non-controlling interests	2,119	2,124	(5)

Total Equity	21,901	22,059	(158)

Non-current liabilities	29,062	29,337	(275)

Current liabilities	12,608	12,642	(34)

Total Liabilities	41,670	41,979	(309)

Total Equity and liabilities	63,571	64,038	(467)

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager